Date: September 12, 2003 File No. 70-9899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM U-1
APPLICATION/DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068

Conectiv
Atlantic City Electric Company
PHI Service Company
P.O. Box 231
Wilmington, DE 19899-0231

Atlantic City Electric Transition Funding LLC
Mail Code: 89KS33
P.O. Box 15597
Wilmington, DE 19850-5597

(Name of company filing this statement and addresses of principal executive offices)

Pepco Holdings, Inc.

(Name of top registered holding company parent)

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068

(Name and addresses of agent for service)

The Commission is also requested to send copies of any communications in connection with this matter to:

Christie Day Cannon, Esq.
Conectiv
Assistant General Counsel
P.O. Box 231
Wilmington, DE 19899
(302) 429-3826

Thomas B. Reems
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Avenue, NW
Washington, DC 20036
(202) 986-8000

Anthony J. Kamerick
Pepco Holdings, Inc.
Vice President and Treasurer
701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-3015

Item 1. Description of Transaction

     A.   Background

     On February 9, 2001, Conectiv and Potomac Electric Power Company ("Pepco") entered into an agreement and plan of merger. The agreement and plan of merger contemplated the formation of a new holding company that would own all of the stock of Conectiv and Pepco. The merger was consummated on August 1, 2002 with the formation of Pepco Holdings, Inc. ("PHI") as the new registered holding company under the Act. Subsequent to the merger, Conectiv remains a registered holding company under the Act and the parent of, among others, Atlantic City Electric Company ("ACE"), an electric utility company. ACE is the parent of Atlantic City Electric Transition Funding LLC ("ACE Transition Funding" or the "Special Purpose Issuer"), a financing subsidiary established for the sole purpose of issuing transition bonds. PHI Service Company ("PHI Service") is the service company for the PHI Holdings System. Collectively, PHI, Conectiv, ACE, ACE Transition Funding and PHI Service are referred to as the "Applicants."

     In this file, File No. 70-9899, the Applicants previously requested authority to issue up to $1.7 billion in transition bonds under the terms and conditions described in the application/declaration for this file. The Commission noticed the application/declaration in Holding Company Act Release No. 27458 (October 26, 2001) and issued an order in Holding Company Act Release No. 27588 (Oct. 28, 2002) ("Securitization Order ") authorizing the issuance of up to $440 million in transition bonds, the amount then authorized by the New Jersey Board of Public Utilities ("BPU") and reserving jurisdiction on the balance up to $1.7 billion. Applicants have petitioned the BPU for authority to issue transition bonds and the BPU voted to approve this issuance of up to $152 million of transition bonds in September 2003. Applicants now request that the Commission release jurisdiction over an additional $152 million in transition bonds, authorize the Special Purpose Issuer to issue additional transition bonds on the terms and conditions described in the prior applications/declarations and order in this file, and reserve jurisdiction over the remaining $1,108 million of requested authority.

     Applicants are not requesting to modify the terms and conditions of the Securitization Order other than to increase the aggregate amount of authorized transition bonds.

     On December 19, 2002, pursuant to the authority in the Securitization Order, the following actions were undertaken pursuant to the Securitization Order:

(1)   ACE sold $440 million of bondable transition property to the Special Purpose Issuer pursuant to a Bondable Transition Property Sale Agreement in exchange for the net proceeds of the issuance of transition bonds described below (see Exhibit B-5);

(2)   The Special Purpose Issuer issued and sold $440 million of transition bonds pursuant to an Indenture between ACE Transition Funding and The Bank of New York, as Trustee (see Exhibit B-5);

(3) ACE entered into a Bondable Transition Property Agreement with ACE Transition Funding appointing ACE to act as servicer of the bondable transition property (see Exhibit B-5); and

(4) ACE Transition Funding entered into an Administration Agreement with PHI Service under which PHI Service would act as administrator for the Special Purpose Issuer (see Exhibit B-5).

B.   Request for Authority

In this Post-Effective Amendment No. 1, the Applicants request a release of jurisdiction for the Special Purpose Issuer to issue and sell up to $152 million of additional transition bonds on the terms and conditions in the Securitization Order. The Applicants request that jurisdiction continue to be reserved over the issuance of the remaining $1,108 million of transition bonds pending completion of the record in this application/declaration. The Applicants further request that all other authorizations granted in the Securitization Order remain in effect for the duration of the Authorization Period.

C.   ACE's Orders from the BPU

On June 25, 2001, ACE filed a petition with the BPU, which was supplemented on August 19, 2002, requesting the issuance by the BPU of a bondable stranded costs rate order to allow ACE to monetize its bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both. On, September 20, 2002, the BPU issued an order authorizing the issuance of up to $440 million of transition bonds.

On February 14, 2003, ACE filed another petition with the BPU requesting the issuance by the BPU of a bondable stranded costs rate order to allow ACE to monetize additional bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both. In September, 2003, the BPU voted to approve the issuance of up to $152 million of additional transition bonds. The final structure, pricing and other terms of the transition bonds will be subject to the approval of the BPU or its designee. Exhibit D-5 contains a copy of the BPU's order.

D.   Financial Parameters

Rule 54 provides that in determining whether to approve certain transactions other than those involving Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. PHI satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

2

As of June 30, 2003, PHI's aggregate investment as defined in Rule 53(a)(1) was $1.8 million. In Pepco Holdings Inc., Holding Co. Act Release No. 27577 (July 31, 2002), the Commission authorized PHI to invest up to 100% of PHI's retained earnings plus $3.5 billion in EWGs and FUCOs. As of June 30, 2003, PHI's retained earnings were $771.2 million making PHI's maximum investment in EWGs and FUCOs equal to $4,271.2 million. Thus PHI is operating within the confines of its EWG and FUCO investment authority.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

Issuance of an additional $152 million in transition bonds will not require any of the Applicants to seek relief from their obligations, incurred in conjunction with previous Commission orders, to maintain certain common equity ratios.[1] As of June 30, 2003, PHI's common equity ratio was 31.1%, Conectiv's common equity ratio was 26.7% and ACE's common equity ratio was 37.6%. The bond issuance will also not affect any of PHI's outstanding applications with the Commission.

Item 2. Fees, Commissions and Expenses.

ACE estimates that through the issuance of the transition bonds, it will incur approximately $2,166,000 million in legal, financial, and other transaction related fees. These fees represent approximately 1.4% of the total value of the $152 million in bonds, a ratio that is within the same range of other securitization transactions. See West Penn Power Company, Holding Co. Act Release 27091, File No. 70-9469, (October 19, 1999) (authorizing fees of $2,076,260 for issuance of $600,000,000 in transition bonds, 0.3%); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107, (April 20, 2000) (authorizing fees of $19,288,000 for issuance of $797,400,000 in transition bonds, 2.4%); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697, (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364 (March 23, 2001) (authorizing fees of $28,000,000 for issuance of $2,462,000,000 by three entities, 1.2%).

Item 3. Applicable Statutory Provisions.

Sections 6(a), 7, 9, 10, 12(b), 12(f), 12(g) and 13(b) and Rules 42, 43, 44, 45, 54, 90 and 91 thereunder govern the proposed transaction. To the extent the Commission believes other sections or rules are applicable to the proposed transaction, Applicants deem that they be included in this item.

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[1] PHI must maintain a common equity ratio of 30%, and Conectiv's common equity ratio must equal 30% by December 31, 2003. Pepco Holdings Inc., Holding Co. Act Release No. 27577 (July 31, 2002). ACE's common equity ratio must be at least 28%. Conectiv, Holding Co. Act Release No. 27588 (October 28, 2002).

Item 4. Regulatory Approval.

The proposed securitization is subject only to the approval of the BPU.

Item 5. Procedure.

Applicants hereby request that there be no hearing on this application/declaration and that the Commission issue its order by October 31, 2003. On October 26, 2001, the Commission issued notice of Applicants request for authorization to issue up to $1.7 billion in transition bonds and subsequently reserved jurisdiction over all but $440 million because the BPU had only authorized issuance of $440 million in transition bonds at that time. Because the Commission had noticed Applicants request for the entire $1.7 billion of requested authority and Applicants are not seeking any modifications to any terms and conditions of the prior application/declaration and Securitization Order in this File, issuance of a second notice is not required. No party has sought to intervene in this file.

Applicants hereby: (i) waive a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements.

Exhibits

A-2   Supplemental Registration Statement on Form S-3 (incorporated by reference to Form S-3, File No. 333-59558)

B-5   The Bondable Transition Property Sale Agreement, Indenture between ACE Transition Funding and The Bank of New York, Bondable Transition Servicing Agreement and Administration Agreement in their executed forms (incorporated by reference to Form 8-K, File No. 333-59558, filed on December 23, 2002)

D-4   Application before the BPU (filed herewith)

D-5   Order of the BPU (to be filed by amendment)

F-3   Opinion of Counsel (to be filed by amendment)

F-4   Past-Tense Opinion of Counsel (to be filed by amendment)

H-5   Estimated Stranded Costs (to be filed by amendment)

H-6   Financial Forecast for Pepco Holdings, Inc., Conectiv and Atlantic City Electric Company (to be filed by amendment)

<u>Financial Statements</u>

FS-1   Balance Sheets of Pepco Holdings, Inc. as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-31403, filed on August 13, 2003)

FS-2   Statements of Income of Pepco Holdings, Inc. for the 12 months ended December 31, 2002 (incorporated by reference to Form 10-K, File No. 1-31403, filed on March 28, 2003)

FS-3   Statements of Income of Pepco Holdings, Inc. for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-31403, filed on August 13, 2003)

FS-4   Balance Sheets of Conectiv as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 13, 2003)

FS-5   Statements of Income of Conectiv for the 12 months ended December 31, 2002 (incorporated by reference to Form 10-K, File No. 1-13895, filed on April 23, 2003)

FS-6   Statements of Income of Conectiv for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 13, 2003)

FS-7   Balance Sheets of Atlantic City Electric Company as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 13, 2003)

FS-8   Statements of Income of Atlantic City Electric Company for the 12 months ended December 31, 2003 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on April 23, 2003)

FS-9   Statements of Income of Atlantic City Electric Company for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 13, 2003)

FS-10   Balance Sheets of Atlantic City Electric Transition Funding LLC as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 333-59558, filed on August 13, 2003)

FS-11   Statements of Income of Atlantic City Electric Transition Funding LLC for the 12 months ended December 31, 2002 (incorporated by reference to Form 10-Q, File No. 333-59558, filed on April 23, 2003)

FS-12   Statements of Income of Atlantic City Electric Transition Funding LLC for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 333-59558, filed on August 13, 2003)

FS-13   Pro Forma Balance Sheet of Pepco Holdings, Inc. as of June 30, 2003 (filed herewith)

FS-14   Pro Forma Statement of Income of Pepco Holdings, Inc. for the 12 months ended June 30, 2003 (filed herewith)

FS-15   Pro Forma Balance Sheet of Conectiv as of June 30, 2003 (filed herewith)

FS-16   Pro Forma Statement of Income of Conectiv as of June 30, 2003 (filed herewith)

FS-17   Pro Forma Balance Sheet of Atlantic City Electric Company as of June 30, 2003 (filed herewith)

FS-18   Pro Forma Statement of Income of Atlantic City Electric Company for the 12 months ended June 30, 2003 (filed herewith)

FS-19   Pro Forma Balance Sheet of Atlantic City Electric Transition Funding LLC as of June 30, 2003 (filed herewith)

FS-20   Pro Forma Statement of Income of Atlantic City Electric Transition Funding LLC for the 12 months ended June 30, 2003 (filed herewith)

Item 7. Information as to Environmental Effects.

This application/declaration and the proposed transactions do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this application/declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application/declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application/declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this application/declaration which is pertinent to the instant application/declaration.

Pepco Holdings, Inc.
Conectiv
PHI Service Company

/s/ Anthony J. Kamerick
Name: Anthony J. Kamerick
Title: Vice President and Treasurer

Atlantic City Electric Company

/s/ Anthony J. Kamerick
Name: Anthony J. Kamerick
Title: Treasurer

Atlantic City Electric Transition Funding LLC

/s/ Donna J. Kinzel
Name: Donna J. Kinzel
Title: Treasurer

September 12, 2003